UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 9, 2026, Ucommune International Ltd (the “Company”) (Nasdaq: UK) held an extraordinary general meeting of shareholders (the “Meeting”) at No. 2 Dongsihuan North Road, Building 1, 4th Floor, Chaoyang District, Beijing, China.

At the Meeting, shareholders of the Company passed the following resolution:

1.	Resolved as an ordinary resolution, to increase and redesignate the Company’s authorised share capital from US$600,000 divided into 25,000,000 shares comprising (i) 19,980,000 Class A Ordinary Shares par value US$0.024 per share (the “Class A Ordinary Shares”), (ii) 5,000,000 Class B Ordinary Shares, par value US$0.024 per share (the “Class B Ordinary Shares”), and (iii) 20,000 Series A Preferred Shares, par value US$0.024 per share (the “Series A Preferred Shares”) to US$72,000,000 divided into 3,000,000,000 shares comprising (i) 2,994,000,000 Class A Ordinary Shares, (ii) 3,000,000 Class B Ordinary Shares, and (iii) 3,000,000 Series A Preferred Shares by (a) creation of 2,972,020,000 authorised but unissued Class A Ordinary Shares; (b) creation of 2,980,000 authorised but unissued Series A Preferred Shares; and (c) redesignation of 2,000,000 authorised but unissued Class B Ordinary Shares into 2,000,000 authorised but unissued Class A Ordinary Shares (the “Increase and Redesignation of Authorised Share Capital”).

2.	Resolved as an ordinary resolution, to approve:

a)	on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any Director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a sixteen-in-one reverse share split (the “First Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital, so that the authorised share capital of the Company will be US$72,000,000 divided into 187,500,000 shares comprising (i) 187,125,000 Class A Ordinary Shares, par value US$0.384 per share, (ii) 187,500 Class B Ordinary Shares, par value US$0.384 per share and (iii) 187,500 Series A Preferred Shares, par value US$0.384 per share. If, following a reverse split at the First Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the continued listing standards of The Nasdaq Capital Market, including but not limited to the minimum publicly held shares requirement (the “Continued Listing Requirement”), the reverse split ratio shall be reduced to twelve-point-five-to-one (the “First Tranche Scenario 2 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 240,000,000 shares comprising (i) 239,520,000 Class A Ordinary Shares, par value US$0.3 per share, (ii) 240,000 Class B Ordinary Shares, par value US$0.3 per share, and (iii) 240,000 Series A Preferred Shares, par value US$0.3 per share; ii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 2 Split Ratio, the ratio shall be reduced to ten-to-one (the “First Tranche Scenario 3 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 300,000,000 shares comprising (i) 299,400,000 Class A Ordinary Shares, par value US$0.24 per share, (ii) 300,000 Class B Ordinary Shares, par value US$0.24 per share, and (iii) 300,000 Series A Preferred Shares, par value US$0.24 per share; iii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 3 Split Ratio, the ratio shall be reduced to eight-to-one (the “First Tranche Scenario 4 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 375,000,000 shares comprising (i) 374,250,000 Class A Ordinary Shares, par value US$0.192 per share, (ii) 375,000 Class B Ordinary Shares, par value US$0.192 per share, and (iii) 375,000 Series A Preferred Shares, par value US$0.192 per share; iv) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 4 Split Ratio, the ratio shall be reduced to five-to-one (the “First Tranche Scenario 5 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 600,000,000 shares comprising (i) 598,800,000 Class A Ordinary Shares, par value US$0.12 per share, (ii) 600,000 Class B Ordinary Shares, par value US$0.12 per share, and (iii) 600,000 Series A Preferred Shares, par value US$0.12 per share; and v) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 5 Split Ratio, the ratio shall be reduced to four-to-one (the “First Tranche Scenario 6 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 750,000,000 shares comprising (i) 748,500,000 Class A Ordinary Shares, par value US$0.096 per share, (ii) 750,000 Class B Ordinary Shares, par value US$0.096 per share, and (iii) 750,000 Series A Preferred Shares, par value US$0.096 per share. The reverse split effected at the final compliant ratio determined by this process is referred to herein as the “First Reverse Split;”

b)	subsequently following the First Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Second Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Second Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Second Reverse Split”);

c)	subsequently following the Second Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Third Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Third Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Third Reverse Split”); and

d)	subsequently following the Third Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Fourth Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Fourth Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one.

3.	Resolved as a special resolution, that the proposed Fourth amended and restated memorandum and articles of association of the Company (the “Fourth Restated MAA”), the form of which is annexed as Exhibit A to the notice of the Meeting be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after the Increase and Redesignation of Authorised Share Capital taking effect. By Ordinary Resolution that the Fourth Restated MAA and these resolutions be filed to the Registrar of Companies in the Cayman Islands.

The Company’s Fourth Restated MAA is furnished herewith as Exhibit 3.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
3.1	Fourth Amended and Restated Memorandum and Articles of Association, effective on February 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: February 9, 2026

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